FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.   1              Director Shareholding released on 28 July 2003
No.   2              Doc re. Pricing Supplement released on 29 July 2003
No.   3              Doc re. Pricing Supplement released on 29 July 2003
No.   4              FRN Variable Rate Fix released on 30 July 2003
No.   5              FRN Variable Rate Fix released on 1 August 2003
No.   6              FRN Variable Rate Fix released on 1 August 2003
No.   7              FRN Variable Rate Fix released on 1 August 2003
No.   8              Employee Share Option Scheme released on 1 August 2003
No.   9              FRN Variable Rate Fix released on 1 August 2003

Document No. 1
                               NORTHERN ROCK PLC

                              SHARE INCENTIVE PLAN

Northern Rock plc ("the Company") has established a Share Incentive Plan ("the Plan") for the purpose of awarding ordinary shares to employees (including Executive Directors), subject to performance measures specified by the Company as defined by the Rules of the Plan.

200,000 ordinary shares in the Company were purchased by Northern Rock Trustees Limited on 25 July 2003 for the purpose of the appropriation of ordinary shares to individual qualifying employees (including Executive Directors).

The purchase price of the ordinary shares on 25 July 2003 was GBP6.996 per share.

Employees who keep their shares for five years in trust pay no income tax or National Insurance Contributions on those shares when they are released to them.

Document No. 2


Pricing Supplement

Issuer:                              Northern Rock Plc

Series Number                        268

Description:                         GBP 17,127,000 Floating Rate Notes

Currency/ Principal Amount:          GBP

Issue Price:                         100.0 per cent

Specified Denomination               GBP 1,000

Issue Date:                          23 July 2003

Final Exercise Date:                 23 January 2009

ISIN:                                XS0172971474

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000


(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 3


Pricing Supplement

Issuer:                              Northern Rock Plc

Series Number                        269

Description:                         GBP 13,968,000 Floating Rate Notes

Currency/ Principal Amount:          GBP

Issue Price:                         100.0 per cent

Specified Denomination               GBP 1,000

Issue Date:                          23 July 2003

Final Exercise Date:                 24 July 2006

ISIN:                                XS0172970310

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000


(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 4


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 30, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,300,000.00
    MATURING: 30-Oct-2008
    ISSUE DATE: 07-May-2003
    ISIN: XS0168182326

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-Jly-2003 TO 30-Oct-2003 HAS BEEN FIXED AT 3.573750 PCT

INTEREST PAYABLE VALUE 30-Oct-2003 WILL AMOUNT TO:
GBP 90.08 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--Aug. 1, 2003--

RE: NORTHERN ROCK PLC
    GBP 13,968,000.00
    MATURING: 24-Jly-2006
    ISSUE DATE: 23-Jly-2003
    ISIN: XS0172970310

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Jly-2003 TO 24-Oct-2003 HAS BEEN FIXED AT 3.471370 PCT.

INTEREST PAYABLE VALUE 24-Oct-2003 WILL AMOUNT TO:
GBP 8.84 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 6



( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--Aug. 1, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 17,127,000.00
    MATURING: 23-Jan-2009
    ISSUE DATE: 23-Jly-2003
    ISIN: XS0172971474

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Jly-2003 TO 23-Oct-2003 HAS BEEN FIXED AT 3.521250 PCT.

INTEREST PAYABLE VALUE 23-Oct-2003 WILL AMOUNT TO:
GBP 8.88 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 7


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--Aug. 1, 2003--

RE: NORTHERN ROCK PLC
    EUR 150,000,000.00
    MATURING: 02-Nov-2004
    ISSUE DATE: 02-May-2003
    ISIN: XS0167711398

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Aug-2003 TO 03-Nov-2003 HAS BEEN FIXED AT 2.181000 PCT.

INTEREST PAYABLE VALUE 03-Nov-2003 WILL AMOUNT TO
EUR 551.31 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 8

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 1 August 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,153,722 Shares representing 1.22% of the Company's issued share capital.

Document No. 9


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--Aug. 1, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 50,000,000.00
    MATURING: 01-Feb-2005
    ISSUE DATE: 01-Feb-2002
    ISIN: XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Aug-2003 TO 03-Nov-2003 HAS BEEN FIXED AT 3.561250 PCT

INTEREST PAYABLE VALUE 03-Nov-2003 WILL AMOUNT TO:
GBP 91.71 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  4 August 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary